Filed Pursuant to Rule 433

Registration Statement No. 333-158504

August 30, 2010

Sara Lee Corporation

Pricing Term Sheet – 2015 Notes

Issuer:	Sara Lee Corporation

Size:	$400,000,000

Trade Date:	August 30, 2010

Format:	SEC registered

Maturity:	September 15, 2015

Coupon:	2.75%

Price:	99.939% of face amount

Yield to maturity:	2.763%

Spread to Benchmark Treasury:	1.370%

Benchmark Treasury:	1.250% due August 31, 2015

Benchmark Treasury Price and Yield:	99-10, 1.393%

Interest Payment Dates:	March 15 and September 15, commencing
March 15, 2011

Redemption Provisions:
Make-whole call	At any time at a discount rate of Treasury plus 25 basis points

Settlement:	T+5; September 7, 2010

CUSIP:	803111 AR4

Joint-lead Managers:	Banc of America Securities LLC
J.P. Morgan Securities Inc.
BNP Paribas Securities Corp.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or emailing Banc of America Securities LLC at 1 (800) 294-1322 or dg.prospectus_distribution@bofasecurities.com or call J.P. Morgan Securities Inc. at 1 (212) 834-4533.